CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Post-Effective Amendment No. 42 to Registration Statement No. 2-73969 on Form N-1A of our reports dated February 11, 2009, relating to the financial statements and financial highlights of Panorama Series Fund, Inc., including Growth Portfolio, Total Return Portfolio, and Oppenheimer International Growth Fund/VA, appearing in the Annual Report on
Form N-CSR of Panorama Series Fund, Inc. for the year ended December 31, 2008, and to the references to us under the headings “Independent Registered Public Accounting Firm” in the Statement of Additional Information and “Financial Highlights” in the Prospectus, which are part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Denver, Colorado

April 27, 2009